KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

RECEIVED
2007 APR -9 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

4 April 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

07022392

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 March 2007	Listed Companies' Crop – February 2007
8 March 2007	Appointment of KL-Kepong Property Development Sdn Bhd as Project Manager for Office Building Construction
19 March 2007	Kuala Lumpur Kepong Berhad ("KLK") Acquisition of the Entire Equity of Dr. W. Kolb Holding AG ("Kolb")
28 March 2007	Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and /or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
14 March 2007	Dato' Lee Hau Hian
14 March 2007	Dato' Seri Lee Oi Hian
19 March 2007	Tan Sri Dato' Thong Yaw Hong
20 March 2007	Yeoh Eng Khoon
20 March 2007	YM Tengku Robert Hamzah
22 March 2007	R. M. Alias
30 March 2007	Dato' Seri Lee Oi Hian
30 March 2007	Dato' Lee Hau Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
1 March 2007	Employees Provident Fund Board
6 March 2007	Employees Provident Fund Board (2 sets)
9 March 2007	Employees Provident Fund Board
13 March 2007	Employees Provident Fund Board
14 March 2007	Employees Provident Fund Board
14 March 2007	Di-Yi Sdn Bhd
14 March 2007	High Quest Holdings Sdn Bhd

PROCESSED
APR 13 2007
THOMSON FINANCIAL

dlw 4/10

14 March 2007	Dato' Seri Lee Oi Hian
14 March 2007	Wan Hin Investments Sdn Bhd & Group
14 March 2007	Dato' Lee Hau Hian
14 March 2007	Batu Kawan Berhad
16 March 2007	Employees Provident Fund Board
20 March 2007	Employees Provident Fund Board
22 March 2007	Employees Provident Fund Board
26 March 2007	Employees Provident Fund Board
28 March 2007	Employees Provident Fund Board
30 March 2007	Di-Yi Sdn Bhd
30 March 2007	High Quest Holdings Sdn Bhd
30 March 2007	Wan Hin Investments Sdn Bhd & Group
30 March 2007	Dato' Seri Lee Oi Hian
30 March 2007	Dato' Lee Hau Hian
30 March 2007	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\March 2007

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/03/2007 11:01:08 AM**
Reference No **KL-070308-04346**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
February 2007

* **Contents :-**

We submit below the crop figures for the month of **February 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	**170,968**							
Crude Palm Oil (mt)	39,106	**36,177**							
Palm Kernel (mt)	9,513	**8,870**							
Rubber (kg)	2,011,310	**2,333,177**							

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/03/2007 05:10:12 PM**

Reference No **KL-070308-1737D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

APPOINTMENT OF KL-KEPONG PROPERTY DEVELOPMENT SDN BHD AS PROJECT MANAGER FOR OFFICE BUILDING CONSTRUCTION

* **Contents :-**

INTRODUCTION

Pursuant to paragraph 10.08 of the Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that its wholly-owned subsidiary, KL-Kepong Property Development Sdn Bhd ("KLKPROP") has on 8 March 2007 under a related party transaction with Batu Kawan Holdings Sdn Bhd ("BKH"), a wholly-owned subsidiary of Batu Kawan Berhad ("BKB"), been appointed as the project manager for BKH's commercial office building being built on a 1.416 acres (61,676.64 sq. feet) site in Mutiara Damansara, District of Petaling, Selangor ("the said transaction").

KLKPROP will manage the building's construction from the ground floor upwards and its project management fee will be at 3.25% of the building's total cost, excluding land, piling, basement and substructure construction costs. The office building's total construction cost is estimated at RM45 million and is expected to be completed in 2008. Taiko Properties Sdn Bhd is the project manager for the construction of the basement and sub-structure of BKH's building.

This related party transaction is made in the ordinary course of business on normal commercial terms which are not more favourable to the related party than that generally available to the public. No approval of the shareholders of KLK is required for this transaction.

INFORMATION ON KLKPROP

KLKPROP was incorporated in Malaysia as a private limited company under the Companies Act 1965 on 1 April 1991.

KLKPROP, which is based in Kuala Lumpur has the necessary expertise in managing property projects to manage and supervise the construction of BKH's

building.

INFORMATION ON BKH

BKH was incorporated in Malaysia as a private limited company under the Companies Act, 1965 on 4 November 1992. Its principal activity is investment holding.

EFFECTS ON KLK GROUP

The said transaction will not have any effect on the share capital and shareholding structure of KLK nor any material effect on the net assets and earnings per share and gearing of the KLK Group for the current financial year ending 30 September 2007.

DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Certain Directors of KLK namely Dato' Seri Lee Oi Hian, Dato' Lee Hau Hian, YM Tengku Robert Hamzah, R.M. Alias, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon are also Directors and/or direct shareholders of BKB. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are also deemed interested in the said transaction by virtue of their deemed substantial interests in KLK through BKB which is a major shareholder of KLK. These Directors have abstained from participation in the decision relating to the KLKPROP's appointment.

By virtue of Section 6A of the Companies Act 1965, Wan Hin Investments Sdn Bhd (" WHI") group of companies are deemed major shareholders of both KLK and BKB. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively which in turn are major shareholders of WHI. Accordingly all these parties are to be regarded as interested in the said transaction.

Save as disclosed above, none of the other Directors or major shareholders of KLK or any persons connected to the Directors and major shareholders have any interest, direct or indirect, in the said transaction.

DIRECTOR'S OPINION

With the interested Directors abstaining from deliberating and voting on the aforesaid transaction, the sole non-interested Director of KLK is of the opinion that the KLKPROP's appointment is in the best interest of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/03/2007 05:06:00 PM**
Reference No **KL-070319-22E1C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")
ACQUISITION OF THE ENTIRE EQUITY INTEREST OF DR. W. KOLB HOLDING AG ("KOLB")

* **Contents :-**

Further to the announcement dated 18 December 2006, KLK wishes to advise that the acquisition of KOLB has now been completed and KOLB is now a subsidiary of KLK.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 28/03/2007 18:56:08
Reference No MM-070328-65761

Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**Thomas Wee / Wan Intan Diana**
* Designation	:	**Vice President/ Assistant Vice President**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and/or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Kuala Lumpur Kepong Berhad ("KLK"), we are pleased to announce KLK intends to issue Sukuk Ijarah ICP/IMTN under an Islamic Sukuk Ijarah ICP/IMTN Programme with an aggregate nominal value of up to RM500.0 million.

We are also pleased to announce that the Securities Commission ("SC"), through its letter dated 26 March 2007, has also approved this Sukuk Ijarah ICP/IMTN Programme subject to certain conditions to be complied with under the said Programme.

2. DETAILS OF THE PROPOSED SUKUK IJARAH ICP/IMTN PROGRAMME

The Sukuk Ijarah ICP/IMTN Programme shall be issued under the financing principle of Ijarah, which is one of the Syariah principles and concepts approved by the SC's Syariah Advisory Council. The principal terms and conditions of the Sukuk Ijarah ICP/IMTN Programme are set out in **Table 1**.

3. RATIONALE FOR THE PROPOSED SUKUK IJARAH ICP/IMTN PROGRAMME

Proceeds raised from the issuance of the Sukuk Ijarah ICP/IMTN Programme will be utilised by KLK to refinance existing borrowings, finance future Syariah compliant investments and/or for Syariah compliant working capital requirements and/or to refinance future borrowings of KLK and its subsidiaries.

4. EFFECTS OF THE SUKUK IJARAH ICP/IMTN PROGRAMME

4.1 Share capital and substantial shareholders' shareholdings

The Sukuk Ijarah ICP/IMTN Programme will not have any effect on the share capital and shareholdings of the substantial shareholders of KLK as no KLK shares will be issued under the Sukuk Ijarah ICP/IMTN Programme.

4.2 Net assets ("NA") and earnings

The Sukuk Ijarah ICP/IMTN Programme in itself is not expected to have a material effect on the NA and earnings per share of KLK for the financial year ending 30 September 2007.

4.3 Dividends

The Board of Directors of KLK does not expect the Sukuk Ijarah ICP/IMTN Programme to have any material impact on the dividend policy of KLK for the financial year ending 30 September 2007.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors or substantial shareholders of KLK or persons connected to them have any interest, direct or indirect, in the Sukuk Ijarah ICP/IMTN Programme save for R.M. Alias and Datuk Abdul Rahman bin Mohd. Ramli who are also directors of Malayan Banking Berhad who is the major shareholder of Aseambankers Malaysia Berhad, a Joint Principal Adviser, Joint Lead Arranger and Joint Lead Manager for the Sukuk Ijarah ICP/IMTN Programme.

6. DIRECTORS' RECOMMENDATION

Save for R. M. Alias and Datuk Abdul Rahman bin Mohd. Ramli who have refrained from participating in Board deliberations relating to the Sukuk Ijarah ICP/IMTN Programme, the Directors of KLK are of the opinion that the proposed issuance of the Sukuk Ijarah ICP/IMTN Programme in the best interest of the Company.

7. JOINT PRINCIPAL ADVISERS, JOINT LEAD ARRANGERS, JOINT LEAD MANAGERS AND FACILITY AGENT

Aseambankers Malaysia Berhad ("Aseambankers") and CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB") have been appointed as the Joint Principal Advisers, Joint Lead Arrangers and Joint Lead Managers for the Sukuk Ijarah ICP/IMTN Programme.

CIMB has also been appointed as the Facility Agent for the Sukuk Ijarah ICP/IMTN Programme.

Table 1

Summary of the Principal Terms and Conditions of the Sukuk Ijarah ICP/IMTN Programme

Issuer	:	Kuala Lumpur Kepong Berhad.
Facility description	:	An Islamic commercial papers ("ICPs") / medium term notes ("IMTNs") (collectively the "Notes") programme ("Sukuk Ijarah ICP/IMTN Programme") RM500.0 million to be established under the Syariah principle of Ijarah.
Issue size	:	The aggregate outstanding nominal value of the ICPs and/or the IMTNs issued under the Sukuk Ijarah ICP/IMTN Programme at any point in time shall not exceed RM500.0 million.
Joint Principal Advisers/ Joint Lead Arrangers/ Joint Lead Managers	:	Aseambankers Malaysia Berhad ("Aseambankers") and CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB").
Tenure	:	The tenure of the Sukuk Ijarah ICP/IMTN Programme is five (5) years from the date of first issuance under the same.
Maturity	:	The ICPs shall have a maturity of either one (1), two (2), three (3), six (6), nine (9) or twelve (12) months as may be determined by the Issuer and the Joint Lead Arrangers provided always that the maturity of the ICP shall not exceed the tenure of the Sukuk Ijarah ICP/IMTN Programme. The IMTNs shall have a maturity of more than one (1) year and up to five (5) years or such other periods as may be determined by the Issuer and the Joint Lead Arrangers provided always that the maturity of the IMTN do not exceed the tenure of the Sukuk Ijarah ICP/IMTN Programme.
Trustee	:	CIMB Trustees Berhad (formerly known as Bumiputra-Commerce Trustee Berhad).
Rating Agency and Rating	:	The ICPs and IMTNs are rated by Rating Agency Malaysia Berhad ("Rating Agency"). The rating for the ICPs shall be at least P1 on their respective issue date. The rating for the IMTNs shall be at least AA2 on their respective issue date.

Issue Price	: <u>ICP</u> The ICP will be issued at a discount to the nominal value and the price payable for each ICP shall be computed in accordance with the formula specified in the Rules on Fully Automated System for Issuing/Tendering ("FAST") issued by Bank Negara Malaysia ("BNM") ("FAST Rules") and shall be governed by guidelines pertaining thereto issued by BNM from time to time. <u>IMTN</u> The IMTN may be issued at a discount and/or at par to the nominal value and the issue price shall be computed in accordance with the formula specified in the FAST Rules issued by BNM and shall be governed by guidelines pertaining thereto issued by BNM from time to time.
Coupon/Profit Rate	: <u>ICP</u> There will not be profit payable on the ICP issued under the Sukuk Ijarah ICP/IMTN Programme in view that they are issued at a discount. <u>IMTN</u> The IMTN may be non-profit bearing or bear profit at a rate as may be agreed between the Issuer and the Joint Lead Arrangers. Profit rate (if any) shall be determined at the point of issuance.
Coupon/Profit Payment Frequency and basis	: <u>Profit Payment Frequency</u> <u>ICP</u> There will not be profit payable on the ICP issued under the Sukuk Ijarah ICP/IMTN Programme in view that they are issued at a discount. <u>IMTN</u> Payable semi-annually in arrears from the date of issue of the IMTN with the last profit payment to be made on the maturity dates. <u>Profit Payment Basis</u> <u>ICP</u> There will not be profit payable on the ICP issued under the Sukuk Ijarah ICP/IMTN Programme in view that they are issued at a discount. <u>IMTN</u> Actual/actual days.

Status	:	The Sukuk Ijarah ICP/IMTN Programme shall constitute direct, unsubordinated, unconditional and unsecured obligations of the Issuer and shall at all times rank pari passu, without discrimination, preference, priority amongst themselves and at least pari passu with all other present and future unsecured and unsubordinated obligations of the Issuer, subject to those preferred by law.
Listing Status	:	The Sukuk Ijarah ICP/IMTN will not be listed on Bursa Malaysia Securities Berhad or any other stock exchange.
Transferability	:	Transferable, but subject to the selling restrictions described below.
Selling Restrictions	:	<u>At Issuance</u>: The Sukuk Ijarah ICP/IMTN may only be offered, sold, transferred or otherwise disposed directly or indirectly to a person to whom an offer or invitation to subscribe the Sukuk Ijarah ICP/IMTN and to whom the Sukuk Ijarah ICP/IMTN are issued would fall within Schedule 2 or Section 38(1)(b) and Schedule 3 or Section 39(1)(b) of the SCA and would fall within Schedule 5 or Section 66(3) of the SCA. <u>Thereafter</u>: The Sukuk Ijarah ICP/IMTN may only be offered, sold, transferred or otherwise disposed directly or indirectly to a person to whom an offer or invitation to purchase the Sukuk Ijarah ICP/IMTN would fall within Schedule 2 or Section 38(1)(b) of the SCA and would fall within Schedule 5 or Section 66(3) of the SCA.
Redemption	:	Unless previously redeemed, purchased and cancelled, the Sukuk Ijarah ICP/IMTN shall be redeemed at their respective nominal value on on their respective maturity dates.
Repurchase and Cancellation	:	The Issuer or any of its subsidiaries may at any time repurchase the Sukuk Ijarah ICP/IMTN at any price in the open market or by private treaty, but these repurchased Sukuk Ijarah ICP/IMTN shall be cancelled and cannot be reissued.
Governing Laws	:	Laws of Malaysia.

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:48 AM**
Reference No **KL-070314-D6E36**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **27,750**	
Acquired	**08/03/2007**	**1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

	Circumstances by reason of which change has occurred	: **Bonus Issue and Deemed Interest**
	Nature of interest	: **Direct and Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **83,250**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **501,526,527**
	Indirect/deemed interest (%)	: **47.09**
*	Date of notice	: **09/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:53 AM**
Reference No **KL-070314-E8EB9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

RECEIVED
2007 APR -9 A 9:
FFICE OF INTERNATIO
CORPORATE FINANC

Particulars of director

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **24,000**	
Acquired	**08/03/2007**	**1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

Circumstances by reason of which change has occurred	:	**Bonus Issue and Deemed Interest**
Nature of interest	:	**Direct and Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**501,526,527**
Indirect/deemed interest (%)	:	**47.09**
* Date of notice	:	**09/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/03/2007 05:06:01 PM**
Reference No **KL-070319-62184**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Tan Sri Dato' Thong Yaw Hong**
* Address	:	**90 Lorong Setiabistari 1, Bukit Damansara, 50490 Kuala Lumpur**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **35,000**	

Circumstances by reason of which change has occurred	:	**Bonus Issue 1:2**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**105,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**14/03/2007**
Remarks	:	

LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/03/2007 04:28:28 PM**
Reference No **KL-070320-DD32D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **120,000**	
Acquired	**08/03/2007**	**1,029,500**	

Circumstances by reason of which change has occurred	:	**Bonus Issue and Deemed Interest**
Nature of interest	:	**Direct and Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**360,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**3,088,500**
Indirect/deemed interest (%)	:	**0.29**
* Date of notice	:	**15/03/2007**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/03/2007 04:28:32 PM**
Reference No **KL-070320-DD32F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **YM Tengku Robert Hamzah**
*	Address	: **5 Simpangan Tunku, Bukit Tunku, 50480 Kuala Lumpur**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **36,500**	
Acquired	**08/03/2007**	**85,000**	

	Circumstances by reason of which change has occurred	: **Bonus Issue and Deemed Interest**
	Nature of interest	: **Direct and Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **109,500**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **255,000**
	Indirect/deemed interest (%)	: **0.02**
*	Date of notice	: **19/03/2007**
	Remarks	:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/03/2007 03:58:00 PM**
Reference No **KL-070322-B3A5D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **R. M. Alias**
*	Address	: **7, Jalan 7/7D (Firus Empat), Seksyen 7, 40000 Shah Alam, Selangor.**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

RECEIVED
2007 APR -9 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **112,500**	

Circumstances by reason of which change has occurred	: **Bonus Issue 1:2**
Nature of interest	: **Direct**
Consideration (if any)	:
Total no of securities after change	:
Direct (units)	: **337,500**
Direct (%)	: **0.03**
Indirect/deemed interest (units)	:
Indirect/deemed interest (%)	:
* Date of notice	: **19/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:27:15 PM**
Reference No **KL-070330-262DE**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **3,200**	**12.300**
Disposed	**26/03/2007**	**996,800**	**12.269**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **500,526,527**
Indirect/deemed interest (%) : **47**
* Date of notice : **30/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:27:20 PM**
Reference No **KL-070330-3859D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **3,200**	**12.300**
Disposed	**26/03/2007**	**996,800**	**12.269**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**500,526,527**
Indirect/deemed interest (%)	:	**47**
* Date of notice	:	**30/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/03/2007 05:01:30 PM**
Reference No **KL-070301-14746**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/02/2007**	* **194,300**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**55,348,200**
Direct (%)	:	**7.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**55,348,200**
* Date of notice	:	**22/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/03/2007 04:56:11 PM**
Reference No **KL-070306-0999E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

RECEIVED
2007 APR -9 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/02/2007**	* **94,900**	
Disposed	**26/02/2007**	**65,000**	
Disposed	**26/02/2007**	**20,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**55,168,300**
Direct (%)	:	**7.77**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**55,168,300**
* Date of notice	:	**26/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/03/2007 04:56:12 PM**
Reference No **KL-070306-0999F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **28/02/2007**	* **2,000,000**	
Acquired	**28/02/2007**	**500,000**	
Disposed	**28/02/2007**	**1,740,700**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**55,927,600**
Direct (%)	:	**7.88**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**55,927,600**
* Date of notice	:	**28/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2007 12:07:31 PM**
Reference No **KL-070309-651D8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/03/2007**	* **120,000**	
Disposed	**01/03/2007**	**500,000**	
Acquired	**02/03/2007**	**1,000,000**	
Disposed	**02/03/2007**	**298,700**	

*	Circumstances by reason of which change has occurred	: **Sales of equity, Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **56,008,900**
	Direct (%)	: **7.89**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **56,008,900**
*	Date of notice	: **02/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **13/03/2007 04:34:07 PM**
Reference No **KL-070313-EB0A3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **05/03/2007**	* **1,100,000**	
Disposed	**05/03/2007**	**246,900**	
Disposed	**05/03/2007**	**10,200**	
Disposed	**05/03/2007**	**90,000**	
Disposed	**06/03/2007**	**85,000**	
Disposed	**06/03/2007**	**184,800**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market , Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**56,492,000**
Direct (%)	:	**7.96**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**56,492,000**
* Date of notice	:	**06/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 04:47:05 PM**
Reference No **KL-070314-FE391**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/03/2007**	* **15,000**	
Disposed	**07/03/2007**	**250,000**	
Disposed	**07/03/2007**	**25,200**	
Disposed	**08/03/2007**	**200,000**	
Disposed	**08/03/2007**	**90,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **55,911,800**
	Direct (%)	: **5.25**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **55,911,800**
*	Date of notice	: **08/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:48 AM**
Reference No **KL-070314-D6E37**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**501,526,527**

Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**501,526,527**
* Date of notice	:	**09/03/2007**
Remarks	:	

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:49 AM**
Reference No **KL-070314-D6E38**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**501,526,527**

Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**501,526,527**
* Date of notice	:	**09/03/2007**
Remarks	:	

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:50 AM**
Reference No **KL-070314-D6E3A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Dato' Seri Lee Oi Hian,
55 Jalan Kelab Golf,
30350 Ipoh, Perak Darul Ridzuan.

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **24,000**	
Acquired	**08/03/2007**	**1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

* Circumstances by reason of which change has occurred	:	**Bonus Issue and Deemed Interest**
* Nature of interest	:	**Direct and Indirect**

Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**501,526,527**
Indirect/deemed interest (%)	:	**47.09**
* **Total no of securities after change**	:	**501,598,527**
* Date of notice	:	**09/03/2007**
Remarks	:	

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:50 AM**
Reference No **KL-070314-D6E39**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

RECEIVED
2007 APR -9 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

*	Circumstances by reason of which change has occurred	: **Bonus Issue and Deemed Interest**
*	Nature of interest	: **Direct and Indirect**
	Direct (units)	: **5,625,000**
	Direct (%)	: **0.53**
	Indirect/deemed interest (units)	: **495,901,527**

	Indirect/deemed interest (%)	: **46.57**
*	**Total no of securities after change**	: **501,526,527**
*	Date of notice	: **09/03/2007**
	Remarks	:

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:51 AM**
Reference No **KL-070314-D6E3B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Dato' Lee Hau Hian,
2 Jalan Raja Di-Hilir,
30350 Ipoh, Perak Darul Ridzuan.

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Batu Kawan Berhad,
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **27,750**	
Acquired	**08/03/2007**	**1,875,000**	
Acquired	**08/03/2007**	**165,300,509**	

* Circumstances by reason of which change has occurred : **Bonus Issue and Deemed Interest**

*	Nature of interest	: **Direct and Indirect**
	Direct (units)	: **83,250**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **501,526,527**
	Indirect/deemed interest (%)	: **47.09**
*	**Total no of securities after change**	: **501,609,777**
*	Date of notice	: **09/03/2007**
	Remarks **sh**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/03/2007 10:42:52 AM**
Reference No **KL-070314-D6E3C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/03/2007**	* **165,300,509**	

* Circumstances by reason of which change has occurred : **Bonus Issue**
* Nature of interest : **Direct**

Direct (units) : **495,901,527**
Direct (%) : **46.57**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **495,901,527**

* Date of notice : **10/03/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/03/2007 04:44:02 PM**
Reference No **KL-070316-FA3AB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/03/2007**	* **750,000**	
Disposed	**12/03/2007**	**870,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **54,291,800**
	Direct (%)	: **5.1**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **54,291,800**
*	Date of notice	: **12/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/03/2007 04:28:30 PM**
Reference No **KL-070320-DD32E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**13/03/2007**	*	**23,292,000**	
	Acquired		**14/03/2007**		**2,121,000**	

*	Circumstances by reason of which change has occurred	: **Bonus Issue and Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **79,704,800**
	Direct (%)	: **7.48**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **79,704,800**
*	Date of notice	: **14/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/03/2007 03:58:00 PM**
Reference No **KL-070322-B3A5C**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/03/2007**	* **162,550**	
Acquired	**13/03/2007**	**386,950**	
Acquired	**13/03/2007**	**870,350**	
Acquired	**13/03/2007**	**397,900**	
Acquired	**13/03/2007**	**439,900**	
Acquired	**13/03/2007**	**1,249,600**	
Acquired	**13/03/2007**	**150,000**	
Acquired	**13/03/2007**	**250,000**	
Acquired	**16/03/2007**	**459,500**	

*	Circumstances by reason of which change has occurred	: **Bonus Issue and Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **84,071,550**
	Direct (%)	: **7.89**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **84,071,550**
*	Date of notice	: **16/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/03/2007 05:22:06 PM**
Reference No **KL-070326-31B32**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/03/2007**	* **20,000**	
Disposed	**19/03/2007**	**287,650**	
Disposed	**19/03/2007**	**308,700**	
Disposed	**20/03/2007**	**20,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**83,475,200**
Direct (%)	:	**7.84**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**83,475,200**
* Date of notice	:	**20/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/03/2007 05:08:12 PM**
Reference No **KL-070328-1DB77**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/03/2007**	* **5,200**	
Disposed	**22/03/2007**	**241,700**	
Disposed	**22/03/2007**	**120,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**83,118,700**
Direct (%)	:	**7.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**83,118,700**
* Date of notice	:	**22/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:26:29 PM**
Reference No **KL-070330-262D9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **1,000,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**500,526,527**
Indirect/deemed interest (%)	:	**47**
* **Total no of securities after change**	:	**500,526,527**

* Date of notice : **30/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:26:34 PM**
Reference No **KL-070330-262DA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **1,000,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**500,526,527**
Indirect/deemed interest (%)	:	**47**
* **Total no of securities after change**	:	**500,526,527**

* Date of notice : **30/03/2007** [16]

Remarks :

LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:26:43 PM**
Reference No **KL-070330-262DB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **1,000,000**	

* Circumstances by reason of which change has occurred	:	**Direct Interest (Shares disposed in open market)**
* Nature of interest	:	**Direct**
Direct (units)	:	**4,625,000**
Direct (%)	:	**0.43**
Indirect/deemed interest (units)	:	**495,901,527**
Indirect/deemed interest (%)	:	**46.57**
* **Total no of securities after change**	:	**500,526,527**

* Date of notice : **30/03/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:26:49 PM**
Reference No **KL-070330-262DC**

Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **Kuala Lumpur Kepong Berhad**
* Stock name	: **KLK**
* Stock code	: **2445**
* Contact person	: **J.C. Lim**
* Designation	: **Company Secretary**

Particulars of substantial Securities Holder

* Name	: **Dato' Seri Lee Oi Hian**
* Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	: **510207-08-5743**
* Nationality/country of incorporation	: **Malaysian**
* Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **1,000,000**	

* Circumstances by reason of which change has occurred	: **Deemed Interest (Shares disposed in open market)**
* Nature of interest	: **Indirect**
Direct (units)	: **72,000**
Direct (%)	: **0.01**
Indirect/deemed interest (units)	: **500,526,527**
Indirect/deemed interest (%)	: **47**
* **Total no of securities after change**	: **500,598,527**
* Date of notice	: **30/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:27:10 PM**
Reference No **KL-070330-262DD**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/03/2007**	* **1,000,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest (Shares disposed in open market)**
*	Nature of interest	: **Indirect**
	Direct (units)	: **83,250**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **500,526,527**
	Indirect/deemed interest (%)	: **47**
*	**Total no of securities after change**	: **500,609,777**
*	Date of notice	: **30/03/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2007 05:27:18 PM**
Reference No **KL-070330-262E0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/03/2007**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**83,068,700**
Direct (%)	:	**7.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**83,068,700**
* Date of notice	:	**26/03/2007**

END